                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                       ROCKWELL MEDICAL TECHNOLOGIES, INC.
  ----------------------------------------------------------------------------
                       (Name of Subject Company (issuer))

                       ROCKWELL MEDICAL TECHNOLOGIES, INC.
  ----------------------------------------------------------------------------
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

   Common Share Purchase Warrants with an exercise price of $4.50 expiring on
                                January 26, 2005
   --------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  774 374 11 0
  ----------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                ROBERT L. CHIOINI
                      President and Chief Executive Officer
                       Rockwell Medical Technologies, Inc.
                                30142 Wixom Road
                              Wixom, Michigan 48393
                            Telephone: (248) 960-9009
  ----------------------------------------------------------------------------

     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                               John P. Kanan, Esq.
                      Honigman Miller Schwartz and Cohn LLP
                          2290 First National Building
                          Detroit, Michigan 48226-3506
                            Telephone: (313) 465-7438
                           Telecopier: (313) 465-7439

                            Calculation of Filing Fee

          ----------------------------- -------------------------
          Transaction valuation*            Amount of filing fee

                  $1,776,250                             $209.06
          ----------------------------- -------------------------

*Estimated solely for the purpose of computing the registration fee pursuant to Rule 0-11 of the Securities and Exchange Act of 1934, as amended, based on the value of the Common Share Purchase Warrants with an exercise price of $4.50 expiring January 26, 2006 computed in accordance with Rule 011-(a)(4), based on the average of the high and low sales prices of such Warrants on October 17, 2005, as quoted on The Nasdaq SmallCap Market.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $1,493.32
                  Form or Registration No.: S-4 and SB-2 (file no. 333-127048) Filing Party: Rockwell Medical Technologies, Inc.
                  Date Filed: July 29, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filling is a final amendment reporting the results of the tender offer: [ ]

         This Issuer Tender Offer Statement on Schedule TO relates to the offer (the "Exchange Offer") by Rockwell Medical Technologies, Inc. (the "Company") to exchange Common Share Purchase Warrants with an exercise price of $3.90 expiring January 26, 2006 of the Company ("New Warrants") for validly tendered and accepted outstanding Common Share Purchase Warrants with an exercise price of $4.50 expiring January 26, 2006 of the Company ("Old Warrants") upon the terms and conditions contained in the prospectus dated October 17, 2005 (the "Prospectus") and the related Letter of Transmittal, which are parts of the Company's registration statement on Form S-4 and Form SB-2 (file no. 333-127048) initially filed with the Securities and Exchange Commission (the "Commission") on July 29, 2005, as amended by Amendment No. 1 to the Registration Statement filed with the Commission on September 22, 2005, Amendment No. 2 to the Registration Statement filed with the Commission on October 12, 2005 and Amendment No. 3 to the Registration Statement filed with the Commission on October 17, 2005 (as supplemented and/or amended, the "Registration Statement"), and are incorporated by reference herein.

Item 1.  Summary Term Sheet.

         The information under the heading "Prospectus Summary" in the Prospectus is incorporated herein by reference.

Item 2. Subject Company Information.

         (a) Name and Address. The name of the issuer is Rockwell Medical Technologies, Inc. The Company's principal executive offices are located at 30142 Wixom Road, Wixom, Michigan 48393. The Company's main telephone number is
(248) 960-9009.

         (b) Securities. The securities subject to the Exchange Offer are the Common Share Purchase Warrants with an exercise price of $4.50 expiring January 26, 2006 of the Company (Old Warrants), which may be tendered in exchange for New Warrants. As of June 30, 2005, 3,625,000 Old Warrants were outstanding.

         (c) Trading Market and Price. The Old Warrants are traded on the Nasdaq SmallCap Market under the symbol RMTIW. The prices below are the high and low bid prices for Old Warrants as reported by Nasdaq in each quarter during 2003 and 2004 and the quarters ended March 31, 2005 and June 30, 2005, and the portion of the third quarter of 2005 through August 31, 2005. The below prices reflect inter-dealer prices, without retail mark-up, mark down or commission and may not represent actual transactions.

                       BID PRICE INFORMATION

QUARTER ENDED                                            HIGH           LOW
------------------------------------------------------ -------------- -------
March 31, 2003....................................        .50         .04
------------------------------------------------------ -------------- -------
June 30, 2003.....................................        .40         .05
------------------------------------------------------ -------------- -------
September 30, 2003................................        .67         .15
------------------------------------------------------ -------------- -------
December 31, 2003.................................        .98         .45
------------------------------------------------------ -------------- -------
March 31, 2004....................................       1.25         .69
------------------------------------------------------ -------------- -------
June 30, 2004.....................................        .96         .31
------------------------------------------------------ -------------- -------
September 30, 2004................................        .65         .30
------------------------------------------------------ -------------- -------
December 31, 2004.................................        .71         .41
------------------------------------------------------ -------------- -------
March 31, 2005....................................        .92         .43
------------------------------------------------------ -------------- -------
June 30, 2005.....................................        .76         .45
------------------------------------------------------ -------------- -------
Through August 31, 2005...........................        .50         .48
------------------------------------------------------ -------------- -------

Item 3.           Identity and Background of Filing Persons.

         (a) Name and Address. The name of the filing person is Rockwell Medical Technologies, Inc. The Company's principal executive offices are located at 30142 Wixom Road, Wixom, Michigan 48393. The Company's main telephone number is (248) 960-9009. The names and addresses of the Company's executive officers and directors are as follows:

           Name and Position                                 Address
---------------------------------------- ------------------------------------------
Robert L. Chioini, President, Chief      c/o the Company, 30142 Wixom Road,
Executive Officer and Chairman of the    Wixom, Michigan 48393
Board
---------------------------------------- ------------------------------------------
Kenneth L. Holt, Director                c/o Charleston Renal Care, LLC,
                                         109 Greenland Drive, South Carolina 29445
---------------------------------------- ------------------------------------------
Ronald D. Boyd, Director                 1912 West Hampton Point Drive,
                                         Statesboro, Georgia 30458.
---------------------------------------- ------------------------------------------
Patrick J. Bagley, Director              c/o Bagley and Langan, P.L.L.C.,
                                         4540 Highland Road,
                                         Waterford, Michigan 48328
---------------------------------------- ------------------------------------------
Thomas E. Klema, Vice President of       c/o the Company, 30142 Wixom Road,
Finance, Chief Financial Officer,        Wixom, Michigan 48393
Treasurer and Secretary
---------------------------------------- ------------------------------------------

Item 4.  Terms of the Transaction.

         (a)      Material Terms.

                  (1)      Tender offers.

                           (i) - (iii), (v)-(viii), (x)-(xii). The information
under the headings "Prospectus Summary," "The Exchange Offer," "Differences between the Old Warrants and the New Warrants" and "Description of Securities - Common Share Purchase Warrants" in the Prospectus is incorporated herein by reference.

                           (iv) and (ix).   Not applicable.

                  (2)      Mergers or Similar Transactions.   Not applicable.

         (b) Purchases. Patrick J. Bagley, a Company director, is the beneficial owner of 69,500 Old Warrants that will be eligible for exchange for New Warrants pursuant to the Exchange Offer, and Kenneth L. Holt, a Company director, is the beneficial owner of 16,000 Old Warrants that will be eligible for exchange for New Warrants pursuant to the Exchange Offer.

Item 5.           Past Contacts, Transactions, Negotiations and Agreements.

         (e)      Agreements involving the subject company's securities.

The Company is a party to the following agreements with respect to its securities:

                  (i) Warrant Agreement among the Company, American Stock Transfer & Trust Company, as Warrant Agent, and Mason Hill & Co., Inc. and J.W. Barclay & Co., Inc., as Underwriters, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form SB-2, File No. 333-31991 initially filed on July 27, 1997.

                  (ii) Bridge Warrants issued by the Company, incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form SB-2, File No. 333-31991 initially filed on July 27, 1997.

                  (iii) Registration Rights Agreement among the Company and the holders of certain of the Company's Common Share Purchase Warrants, incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form SB-2, File No. 333-31991 initially filed on July 27, 1997.

                  (iv) Option agreements entered into under the Rockwell Medical Technologies, Inc. 1997 Stock Option Plan, incorporated by reference to the Proxy Statement for the Annual Meeting of Shareholders filed on April 21, 2005.

                  (v) Warrant Agreement between the Company and American
Stock Transfer & Trust Company, as Warrant Agent, incorporated by reference to
Exhibit 4.7 to the Company's Registration Statement on Forms SB-2 and S-4 initially filed on July 29, 2005.

                  (vi) Warrant Exchange Agreement between the Company and American Stock Transfer & Trust Company, as Exchange Agent , incorporated by reference to Exhibit 4.10 to the Company Registration Statement on Forms SB-2 and S-4 initially filed on July 29, 2005.

                  (vii) Common Share Purchase Warrant issued by the Company to Thomas Anderl.

Item 6.           Purposes of the Transaction and Plans or Proposals.

         (a) Purposes. The information set forth under the heading "The Exchange Offer - Background of and Reasons for the Exchange Offer" in the Prospectus is incorporated herein by reference.

         (b) Use of securities acquired. Old Warrants that are exchanged pursuant to the Exchange Offer will be cancelled following the issuance of New Warrants.

         (c)      Plans.

                  (1)-(5), (8)-(10). Not applicable.

                  (6) If 100% of the outstanding Old Warrants are exchanged for New Warrants pursuant to the Exchange Offer, the Company will request that Old Warrants cease to be quoted on the Nasdaq SmallCap Market.

                  (7) The Exchange Offer may result in Old Warrants being eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 7.           Source and Amount of Funds or Other Considerations.

         (a) Source of funds. The Company is offering to exchange New Warrants for validly tendered and accepted New Warrants pursuant to the Exchange Offer. The information set forth under the heading "The Exchange Offer" in the Prospectus is incorporated herein by reference.

         (b)      Conditions. Not applicable.

         (d)      Borrowed funds. Not applicable.

Item 8.           Interest in the Securities of the Subject Company.

         (a) Securities ownership. Patrick J. Bagley, a Company director, is the beneficial owner of 69,500 Old Warrants, or 1.9%, of outstanding Old Warrants as of June 30, 2005. Kenneth L. Holt, a Company director, is the beneficial owner of 16,000 Old Warrants, or 0.4%, of all outstanding Old Warrants as of June 30, 2005.

         (b) Securities Transactions. To the knowledge of the Company, none of the persons referenced in this item have engaged in any transactions involving Old Warrants during the sixty days preceding the date of this Schedule TO.

Item 9.           Persons/Assets, Retained, Employed, Compensated or Used.

         (a) Solicitations or recommendations. The information set forth under the heading "The Exchange Offer - Fees and Expenses" in the Prospectus is incorporated herein by reference.

Item 10.          Financial Statements.

         (a)      Financial information. Not applicable.

         (b)      Pro forma information. Not applicable.

Item 11.          Additional Information.

         (a)      Agreements, regulatory requirements and legal proceedings.

                  (1)      Not applicable.

                  (2) The only regulatory requirements that must be met are those imposed by applicable securities laws.

                  (3)      Not applicable.

                  (4)      Not applicable.

                  (5)      Not applicable.

         (b)      Other Material Information. Not applicable.

Item 12.          Exhibits.

         (a)(1)(i) Prospectus dated October 17, 2005 (incorporated by reference to Part I of the Registration Statement).

         (a)(1)(ii) Letter of Transmittal (incorporated by reference to Exhibit 4.9 of the Registration Statement).

         (a)(1)(iii) Notice of Guaranteed Delivery (incorporated by reference to Exhibit 4.11 of the Registration Statement).

         (a)(1)(iv)        Letter to Registered Holders.

         (a)(1)(v)         Letter to Depository Trust Company Participants.

         (a)(2)            None.

         (a)(3)            None.

         (a)(4) Prospectus dated October 17, 2005 (incorporated by reference to Part I of the Registration Statement).

         (a)(5)            None.

         (b)               None.

         (d) (d)(1) Form of Warrant Agreement the Company, American Stock Transfer & Trust Company, as Warrant Agent, and Mason Hill & Co., Inc. and J.W. Barclay & Co., Inc., as Underwriters, incorporated by reference to
Exhibit 4.1 to the Company's Registration Statement on Form SB-2, File No. 333-31991 initially filed on July 27, 1997.

                           (d)(2) Form of Bridge Warrant issued by the Company,
incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form SB-2, File No. 333-31991 initially filed on July 27, 1997.

                           (d)(3) Registration Rights Agreement among the
Company and the holders of certain of the Company's Common Share Purchase Warrants, incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form SB-2, File No. 333-31991 initially filed on July 27, 1997.

                           (d)(4) Rockwell Medical Technologies, Inc. 1997 Stock
Option Plan (and option agreements issued pursuant to the Plan), incorporated by reference to the Proxy Statement for the Annual Meeting of Shareholders filed on April 21, 2005.

                           (d)(5) Form of Warrant Agreement between the Company
and American Stock Transfer & Trust Company, as Warrant Agent, incorporated by reference to Exhibit 4.7 to the Company Registration Statement on Forms SB-2 and S-4 initially filed on July 29, 2005.

                           (d)(6) Form of Warrant Exchange Agreement between the
Company and American Stock Transfer & Trust Company, as Exchange Agent , incorporated by reference to Exhibit 4.10 to the Company Registration Statement on Forms SB-2 and S-4 initially filed on July 29, 2005.

                           (d)(7) Common Share Purchase Warrant issued by the
Company to Thomas Anderl.

         (g)               None.

         (h) Opinion of Honigman Miller Schwartz and Cohn LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13.          Information Required by Schedule 13E-3. Not applicable.

                                    Signature


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Thomas E. Klema
             ------------------------------------------------------
                                   (Signature)


                    Thomas E. Klema, Chief Financial Officer
             ------------------------------------------------------
                                (Name and Title)


                                October 20, 2005
             ------------------------------------------------------
                                     (Date)




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